Exhibit 21.1

Subsidiaries

Name	Percent Ownership	State of Incorporation
Beverly Bank	100%	Massachusetts
Beverly Cooperative Statutory Trust I	100%	Massachusetts
Beverly Cooperative Statutory Trust II	100%	Massachusetts
Beverly Security Corporation *	100%	Massachusetts
254 Cabot Street Corporation*	100%	Massachusetts
Essex County Properties, LLC*	100%	Massachusetts

*	Subsidiary of Beverly Bank